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FOIA CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

August 5, 2020

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Abby Adams

        Celeste Murphy

        Vanessa Robertson

        Daniel Gordon

Re:	Kymera Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-240264
CIK No. 0001815442

Ladies and Gentlemen:

On behalf of Kymera Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 17, 2020 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on June 22, 2020 and subsequently filed by the Company with the Commission on July 31, 2020 (File No. 333-240264) (the “Registration Statement”), we submit this supplemental letter to further address comment 12 of the Comment Letter.

August 5, 2020

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect the Stock Split (as defined below) in a pre-effective amendment to the Registration Statement that includes the actual price range; however, all dollar amounts and per share amounts in this letter are pre-Stock Split, and therefore, consistent with the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Bruce Jacobs, Chief Financial Officer, Kymera Therapeutics, Inc., 200 Arsenal Yards Blvd., Suite 230, Watertown, Massachusetts 02472 before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.

August 5, 2020

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately [***] to [***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Stock Split”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Company’s most recent third-party valuations of its common stock, and the results of retrospective valuations of the Company’s October 24, 2018, March 31, 2019 and December 31, 2019 valuations for fair value determination purposes, were as follows:

Date of Third-Party Valuation	Date of Board Approval	Fair Market Value of Common Stock per Share at Time of Grant	Fair Value of Common Stock per Share as of Grant Date
October 24, 2018	November 1, 2018	$0.82	$1.00	(1)
March 31, 2019	May 23, 2019	$1.30	$1.55	(1)
December 31, 2019	N/A	N/A	$2.93	(1)
March 11, 2020	May 14, 2020	$3.34	$3.34	(2)
July 17, 2020	July 29, 2020	$6.48	$6.48	(2)

(1)	Reflects the results of retrospective valuations of the Company’s October 24, 2018, March 31, 2019 and December 31, 2019 valuations for fair value determination purposes.
(2)	Reflects no change from fair value determination purposes from original valuation determination.

CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.

August 5, 2020

As presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Revenue Recognition – Determination of the Fair Value of Common Stock” in the Registration Statement, the following table summarizes by grant date the number of shares subject to options granted between November 1, 2018 and July 31, 2020, the per share exercise price of the options and the fair value of common stock underlying the options on each grant date:

Grant Date	Award type	Number of shares subject to awards granted	Per share exercise price of awards		Fair value per common share on grant date	Per share estimated fair value of awards(1)
November 1, 2018	Stock Options	946,003		$0.82	$1.00	$0.66
November 1, 2018	Restricted Stock	1,886,775	$	N/A	$1.00	$1.00
May 23, 2019	Stock Options	2,186,245		$1.30	$1.55	$1.06
August 29, 2019	Stock Options	1,186,520		$1.30	$1.55	$1.04
November 14, 2019	Stock Options	1,676,343		$1.30	$1.55	$1.07
January 18, 2020	Stock Options	467,500		$1.30	$2.93	$2.32
May 14, 2020	Stock Options	2,006,600		$3.34	$3.34	$2.26
July 29, 2020	Stock Options	470,000		$6.48	$6.48	$4.24

(1)	The per share estimated fair value of options reflects the weighted-average fair value of options granted on each grant date determined using the Black-Scholes option-pricing model.

These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using a hybrid between the probability-weighted expected return method (“PWERM”) and the option-pricing method (“OPM”), estimating the probability-weighted value across multiple scenarios but using the OPM to estimate the allocation of value in at least one scenario.

The PWERM involves a forward-looking analysis of the potential future outcomes available to the enterprise, the estimation of future value and present value under each outcome, and the application of a probability factor to each outcome as of the valuation date. Unlike the PWERM, the OPM begins with the current equity value and estimates the future distribution of outcomes using a lognormal distribution around that current value. The OPM treats common and preferred stock as call options on the enterprise’s equity value, with exercise prices based on the liquidation preference of the preferred stock. In the PWERM and the OPM, a discount for lack of marketability (“DLOM”) is applied to the value indicated for the common stock.

Each of the Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair market value of the Company’s common stock as of the grant date of each option award, considered two future-event scenarios: an IPO scenario and a sale scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to such preferred stock as compared to the common stock prior to the IPO. Each valuation probability-weighted the IPO scenario and the sale scenario based on the Company’s assessment of its overall performance and market conditions at that time, including then-current IPO valuations of similarly situated companies, and expectations as to the timing and likely prospects of the future-event scenarios. For each future-event scenario, the Company then applied a DLOM, each determined by a put option analysis that considered the timing of each future-event scenario.

CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.

August 5, 2020

October 24, 2018 Valuation

The Board relied, in part, on the results of the October 24, 2018 valuation in its determination of the fair value of common stock of $0.82 per share for its option grants of 946,003 shares on November 1, 2018. To allocate value to the Company’s securities, the October 24, 2018 valuation utilized the hybrid method of both the OPM and a PWERM, which included IPO and acquisition scenarios that were probability weighted based on their expected likelihoods of occurring, and took into account the proposed capital structure, preferred stock terms and valuation assumptions and likelihood of completion of the Company’s financing round of Series B convertible preferred stock in November 2018 at a price of $4.06 per share.

The PWERM used in the October 24, 2018 valuation included the following three scenarios: (i) the short-term IPO scenario, which contemplated the closing of an IPO in October 2019, (ii) the long-term IPO scenario, which contemplated the closing of an IPO in October 2020, and (iii) the sale scenario, which contemplated a sale of the Company. The equity value of the Company in each scenario was determined using the market approach, specifically the Guideline Transactions Method.

The DLOM applied to the fair value of common stock was estimated using a put option analysis. Key assumptions used by the Company in the October 24, 2018 valuation were as follows:

Scenario	Probability Weighting	DLOM	Per Share Common Stock Price
IPO (Short-Term)	5%	15.0%	$3.95
IPO (Long-Term)	5%	20.0%	$3.97
Sale	90%	35.0%	$0.67

Between October 24, 2018 and November 1, 2018, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained at $0.82 from October 24, 2018 to November 1, 2018. In the first half of 2020, the Company performed a retrospective valuation to adjust certain valuation methodologies and assumptions around future-event scenarios for purposes of determining stock compensation expense with respect to the grants approved on November 1, 2018, which valuation resulted in a fair value determination of $1.00 per share.

CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.

August 5, 2020

March 31, 2019 Valuation

The Board relied, in part, on the results of March 31, 2019 valuation in its determination of the fair value of common stock of $1.30 per share for its option grants of 5,516,608 shares from May 23, 2019 to January 18, 2020. To allocate value to the Company’s securities, the March 31, 2019 valuation utilized the hybrid method of both the OPM and a PWERM, which included IPO and acquisition scenarios that were probability weighted based on their expected likelihoods of occurring. The March 31, 2019 valuation also took into account the Company’s initial sale of Series B convertible preferred stock in November 2018 at a price of $4.06 per share, for aggregate proceeds of $39.0 million, the potential sale of an additional $26.0 million of Series B preferred stock following the achievement or waiver of certain milestones, and a term sheet relating to the Collaboration and Option Agreement with Vertex Pharmaceuticals, dated February 24, 2019, which included a proposed investment by Vertex for $20.0 million worth of Series B-1 Preferred Stock at $6.5366 per share.

The PWERM used in the March 31, 2019 valuation included the following two scenarios: (i) the short-term IPO scenario, which contemplated the closing of an IPO in September 2020, and (ii) the sale scenario, which contemplated a sale of the Company. The equity value of the Company in each scenario was determined using the market approach, specifically the Guideline Transactions Method.

The DLOM applied to the fair value of common stock was estimated using a put option analysis. Key assumptions used by the Company in the March 31, 2019 valuation were as follows:

Scenario	Probability Weighting	DLOM	Per Share Common Stock Price
IPO (Short-Term)	10%	20.0%	$3.69
Sale	90%	35.0%	$1.31

Between March 31, 2019 and January 18, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business, other than the May 2019 closing of its collaboration and investment transactions with Vertex Pharmaceuticals as contemplated by the March 31, 2019 valuation. In the first half of 2020, the Company performed a retrospective valuation to adjust certain valuation methodologies and assumptions around future-event scenarios for purposes of determining stock compensation expense with respect to the grants approved from May 23, 2019 through November 19, 2019, which valuation resulted in a fair value determination of $1.55 per share.

With respect to the determination of fair market value made by the Board in connection with the option grants of 467,500 shares approved on January 18, 2020, in addition to the assumptions and methodologies used in the March 31, 2019 valuation, the Board evaluated factors such as (i) the potential effects of COVID-19 on the Company’s preclinical research efforts undertaken by its contract research organizations based in China and related effects on timelines, (ii) the very preliminary nature of corporate development discussions with or proposals by third-party strategic partners, including Genzyme Corporation (“Sanofi”), and (iii) the lack of discussions with potential Series C investors as a reasonable basis for determining the fair market value of one share of common stock as of such date based in part on the March 31, 2019 valuation.

CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.

August 5, 2020

December 31, 2019 Valuation

In the second quarter of 2020, in connection with its audit procedures and financial accounting valuations of stock compensation expense as of December 31, 2019, the Company undertook a retrospective fair value assessment as of such date, utilizing the hybrid method of both the OPM and a PWERM, which included IPO and acquisition scenarios that were probability weighted based on their expected likelihoods of occurring. This retrospective third-party valuation reflected a probability-weighting of the IPO scenario was 10.0% as of December 31, 2019 due primarily to the significant uncertainty of successfully executing an IPO in the near term assuming no strategic transaction with Sanofi or other partners and uncertainty around the timeline and terms of a potential Series C or other “crossover” style financing round. This retrospective valuation resulted in a fair value determination of common stock of $2.93 per share which was used for purposes of determining stock compensation expense with respect to the grants approved on January 18, 2020.

The PWERM used in the December 31, 2019 valuation included the following two scenarios: (i) the short-term IPO scenario, which contemplated the closing of an IPO in September 2020, and (ii) the sale scenario, which contemplated a sale of the Company. The equity value of the Company in each scenario was determined using the market approach, specifically the Guideline Transactions Method.

The DLOM applied to the fair value of common stock was estimated using a put option analysis. Key assumptions used by the Company in the December 31, 2019 valuation were as follows:

Scenario	Probability Weighting	DLOM	Per Share Common Stock Price
IPO (Short-Term)	10%	12.5%	$5.60
Sale	90%	30.0%	$2.63

March 11, 2020 Valuation

The Board relied, in part, on the results of March 11, 2020 third-party valuation in its determination of the fair value of common stock of $3.34 per share for its option grants of 2,006,600 shares on May 14, 2020. The March 11, 2020 valuation was prepared taking into account the Company’s sale of Series C convertible preferred stock in March 2020 at a price of $6.5366 per share, for aggregate proceeds of $101.5 million, of which $88.2 million of net cash proceeds were received by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.

August 5, 2020

The PWERM used in the March 11, 2020 valuation included the following three scenarios: (i) the short-term IPO scenario, which contemplated the closing of an IPO in September 2020, (ii) the long-term IPO scenario, which contemplated the closing of an IPO in June 2021, and (iii) the sale scenario, which contemplated a sale of the Company. The equity value of the Company in each scenario was determined using the market approach, specifically the Guideline Transactions Method.

The DLOM applied to the fair value of common stock was estimated using a put option analysis. Key assumptions used by the Company in the March 11, 2020 valuation were as follows:

Scenario	Probability Weighting	DLOM	Per Share Common Stock Price
IPO (Short-Term)	5%	7.5%	$6.05
IPO (Long-Term)	10%	15.0%	$5.56
Sale	85%	30.0%	$2.92

The March 11, 2020 valuation reflected an increase in the probability weighting of an IPO scenario of any type from 10% to 15%, as compared to the December 31, 2019 valuation, in light of the Company closing a Series C financing of substantial size with “crossover style” investors and the Company evaluating potential access to the capital markets for funding its future development efforts. However, the Company’s probability-weighting of the IPO scenario was 15.0% (5% for an IPO closing within less than 7 months, and 10% for an IPO closing within 1.3 years) as of March 11, 2020 due primarily to the significant uncertainty of successfully executing an IPO in the near term as a result of the economic turmoil associated with the COVID-19 pandemic, which had wide-ranging and severe impacts upon financial markets, including stock markets worldwide, which reported their largest single-week declines during the week ended February 28, 2020 and effectively shut down the IPO market for biotechnology companies until April of 2020. Thereafter, although six biotechnology companies completed IPOs in the period between March 11, 2020 and May 14, 2020, the companies in question were not in all cases comparable in risk profile and stage to the Company and several experienced high levels of volatility in their stock prices in light of industry-specific and macroeconomic factors.

Between March 11, 2020 and May 14, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business.

CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.

August 5, 2020

July 17, 2020 Valuation

As stock market conditions began to improve in late May of 2020, the Company reassessed the possibility of an IPO with its Board. On May 19, 2020, the Company formally embarked upon an accelerated timeline with investment bankers and advisors to preserve the ability to submit a confidential draft registration statement filing to the Commission in the second quarter of 2020. In addition, there were significant developments in the Company’s operations in July 2020, including the entry into a major collaboration agreement with Sanofi to co-develop drug candidates directed to two biological targets on July 7, 2020 (the “Sanofi Agreement”), and the post-IPO market performance of several biotechnology companies with similar profiles as the Company trending positively in June 2020 and the first half of July 2020. The Company determined that the combination of these factors, in addition to favorable market conditions, would increase the equity value of the Company.

Consequently, the Company obtained a third-party valuation of its common stock as of July 17, 2020, which was subsequently approved by the Board on July 29, 2020. The Board relied, in part, on the results of the July 17, 2020 valuation in its determination of the fair value of common stock of $6.48 per share as of July 29, 2020 when it granted options for the purchase of 470,000 shares to employees and directors. This valuation was utilized to establish the grant date fair value for options to purchase 470,000 shares of common stock granted on July 29, 2020. To allocate value to the Company’s securities, this valuation utilized the hybrid method of both the OPM and a PWERM, which included IPO and acquisition scenarios that were probability weighted based on their expected likelihoods of occurring.

The PWERM used in the July 17, 2020 valuation included the following three scenarios: (i) the short-term IPO scenario, which contemplated the closing of an IPO in late September 2020, (ii) the long-term IPO scenario, which contemplated the closing of an IPO in the second quarter of 2021, and (iii) the sale scenario, which contemplated a sale of the Company. The equity value of the Company in each scenario was determined using the market approach, specifically the Guideline Transactions Method.

The DLOM applied to the fair value of common stock was estimated using a put option analysis. Key assumptions used by the Company in the July 17, 2020 valuation were as follows:

Scenario	Probability Weighting	DLOM	Per Share Common Stock Price
IPO (Short-Term)	40%	7.5%	$7.77
IPO (Long-Term)	20%	15.0%	$6.60
Sale	40%	26.2%	$5.12

CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.

August 5, 2020

The principal factors contributing to the increase in the probability of an IPO from 15% to 60% and resulting increase in the fair value of common stock from May 14, 2020, which is the last date the March 11, 2020 valuation was utilized for a significant option grant, to the July 17, 2020 valuation were as follows:

•

On May 19, 2020, the Company convened an IPO organizational meeting with investment bankers and advisors to preserve the ability to submit a confidential draft registration statement filing to the Commission in the second quarter of 2020.

•	On June 22, 2020, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission.

•

The Company, in consultation with its Board and its underwriters, further implemented its plans for a potential IPO being consummated in the third quarter of 2020, pending market conditions and SEC review, including incurring additional professional advisor fees, hiring additional members of its finance team, and otherwise preparing for post-IPO operations.

•

The IPO market for biotechnology IPOs improved, and more than 20 biotechnology IPOs that were completed in May, June and July 2020, of which a majority priced at or above the mid-point of the price range included in the respective registration statements. This included an IPO being completed in late July 2020 for another company in the targeted protein degradation space at an implied post-transaction valuation of $700,000,000.

•

On July 7, 2020, the Company entered into the Sanofi Agreement to co-develop drug candidates directed to two biological targets. Under this agreement, the Company grants to Sanofi a worldwide exclusive license to develop, manufacture and commercialize certain lead compounds generated during the collaboration directed against IRAK4 and one additional undisclosed target in an undisclosed field of use. This agreement included a $150,000,000 up-front payment and up to an additional $2 billion in contingent consideration. The net present values of committed and potential future payments were accounted for in the July 17, 2020 valuation.

•

The Company continued its specific program and platform research during this period despite the intermittent challenges of the COVID-19 pandemic and, with some prioritization and relocation of resources, largely maintained its development timelines through this period, including continuing to track to the submission of its first investigational new drug application with the U.S. Food and Drug Administration in the first half of 2021 and preparing for the commencement of clinical trials shortly thereafter.

The Company does not intend to grant any additional equity awards leading up to the completion of the proposed IPO, assuming the Company’s current timeline.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to August 3, 2020, the Company and the underwriters had not

CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.

August 5, 2020

had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	the progress and stage of development of the Company’s development programs.

The Company believes that the differences between the July 17, 2020 fair value determination of $6.48 and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and continued positive developments with respect to the Company’s business that occurred subsequent to July 29, 2020, the date of the Company’s most recent determination of the fair value of its common stock:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s valuation as of July 17, 2020, which considered multiple potential outcomes, some of which would have resulted in a lower value of the Company’s common stock than an IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the July 17, 2020 valuation would have been $8.40 per share (before giving effect to any discount for lack of marketability, time value of money or other adjustments).

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the July 17, 2020 valuation.

•

The Preliminary Price Range assumes the conversion of all 50,494,986 of the Company’s outstanding convertible preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s convertible preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the common stock.

CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.

August 5, 2020

•

Since July 29, 2020, the last date on which the Company referenced the July 17, 2020 valuation in connection with option grants, the Company has taken several steps toward the completion of an IPO, including publicly filing the Registration Statement with the Commission on July 31, 2020.

•

From July 13, 2020 to August 4, 2020, the Company conducted nearly 50 “testing-the-waters” meetings with prospective investors, wherein the Company received favorable feedback, and as a result, the Company elected to continue to pursue an IPO.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * * *

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1329 or William D. Collins at (617) 570-1447.

CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.

August 5, 2020

Respectfully submitted,

GOODWIN PROCTER LLP

By:	/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera

cc:	Nello Mainolfi, Kymera Therapeutics, Inc. Bruce Jacobs, Kymera Therapeutics, Inc. William D. Collins, Goodwin Procter LLP Sarah Ashfaq, Goodwin Procter LLP

CONFIDENTIAL TREATMENT REQUESTED BY KYMERA THERAPEUTICS, INC.